CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”) made effective as of the 1st day of April 2010 by and between Zoo Publishing, Inc., a New Jersey corporation, having its principal place of business located at Suite 605 3805 Edwards Road, Cincinnati, Ohio 45209  (the “Company”) and Ryan A. Brant (the “Consultant”).

1.Services.

(a)           The Company hereby retains Consultant, and Consultant hereby agrees to perform for the Company, consulting services regarding the business of the Company such as it pertains to identifying new content available for publishing by the Company or other opportunities consistent with the business of the Company as well as all other services incidentally related thereto as requested by the Company (collectively the “Services”).   The Consultant, on average, shall devote not less than 50 nor more than 75 hours per month to the performance of his obligations hereunder.  The Consultant shall report to the Mark Seremet of the Company’s parent, Zoo Entertainment, Inc.  The Company acknowledges that the Consultant is prohibited from engaging in certain activities with respect to the Company as are set forth in that certain Board of Directors resolution and protocol dated September l7, 2008 and titled “Ryan Brant Proscribed Activities” (the “Protocol”).  Consultant shall not be required and the Company shall not ask the Consultant to engage in, or otherwise perform, any of the activities proscribed by the Protocol.  In the event of any conflict between the duties of the Consultant arising under this Agreement and the prohibitions set forth in the Protocol, the provisions of the Protocol shall control.

(b)           Consultant agrees to keep the Company updated, promptly upon the Company’s request, of any progress, problems, and/or developments of which Consultant is aware regarding the Services. The Company shall have the right to require such updates in writing from Consultant in a format specified by the Company or acceptable to the Company in its sole discretion. Consultant shall have no authority to enter into any contracts or agreements on behalf of Company or to otherwise bind Company to any commitments.

2.Term.This Agreement shall be effective on the date hereof and shall continue until August 31, 2011 (the “Term”). The Term shall may be automatically extended by the Company for two additional terms of one (1) year each if the Company gives written notice to the Consultant at least sixty (60) days prior to the expiration of the then current Term.

3.Consideration/Compensation.In exchange for the full, prompt, and satisfactory performance of all Services to be rendered to the Company hereunder, the Company shall provide Consultant, as full and complete compensation for the Services rendered hereunder, compensation in the amount of $25,000 per month payable in two equal installments on the first and fifteenth day of each calendar month during the Term. The Company will reimburse the Consultant for all reasonable, appropriately documented and pre-approved business expenses in accordance with Company policy but including all travel expenses from and to the Company’s place of business.

4.Confidentiality & Non-Competition.

(a)(i)                      The Company and Consultant acknowledge and agree that the services to be provided by Consultant pursuant to this Agreement are unique and extraordinary and, as a result of such engagement, Consultant will be in possession of Confidential Information relating to the business practices of the Company and it Affiliates (the “Zoo Group”).

(ii)           The term “Confidential Information” shall mean any and all information (verbal and written) relating to any member of the Zoo Group, or any of their respective activities, other than general business practices not unique to the Zoo Group but commonly practiced in the interactive entertainment industry and such information which can be shown by the Consultant to be in the public domain or otherwise know to the public other than as a result of a breach of this Section 4, including but not limited to information relating to trade secrets, personnel lists, financial information, research projects, services used, pricing, customers, customer lists and prospects, product sourcing, marketing, selling and servicing. Confidential Information does not include information that is or becomes available to the public through no fault of Consultant; or was previously known to Consultant prior to this Agreement and his prior employment by the Company; or is received in good faith by Consultant from a third party and is not subject to an obligation of confidentiality owed by such the third party; or is independently developed by Consultant without reference to information received by Consultant from the Company, as evidenced by Consultant’s written records; or which Consultant is required by law, regulation, or judicial or administrative process to disclose. Consultant agrees that he will not, during or after the termination of the engagement, directly or indirectly, use, communicate, disclose or disseminate to any person, firm or corporation any Confidential Information of the of the Zoo Group.

(iii)           The term “Affiliate” means, with reference to the Company, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.

(iv)           The term “Control” (including the terms “Controlling,” “Controlled By” and “Under Common Control With”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and/or policies of any Person, whether through the ownership of securities or otherwise.

(v)           The term “Person” means and includes an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, any entity similar to any of the foregoing.

(b)           Consultant shall not, during the Term and for one year thereafter, directly or indirectly, employ, or solicit the employment of, or knowingly permit any other company or business organization which is directly or indirectly controlled by him to employ, any person who (A) is employed by the Company, or (B) who was employed by Company during the twelve month period preceding the date of such employee’s employment termination or in any manner seek to induce any of such persons to leave his or her employment with the Company;  induce or attempt to induce any customer, supplier, licensee, or business relation of the Company to cease doing business with the Company or in any way interfere with the relationship between any customer, supplier, licensee, or business relation of the Company.

(c)           Consultant agrees that he shall not, during the period of his engagement and for a period of one (1) year thereafter directly or indirectly, alone or as a partner, joint venturer, officer, director, employee, consultant, agent, independent contractor, member or stockholder of any company or business, engage developing, publishing and distributing gaming and packaged entertainment software for use on gaming platforms (collectively, the “Business”). The ownership by the Consultant of not more than one percent of the shares of stock of any corporation having a class of equity securities registered under the Securities Exchange Act of 1934, as amended, shall not be deemed, in and of itself, to violate the prohibitions of this paragraph. The Company acknowledges that the Consultant may invest in mmochi LLC (f/ka Green Screen Online, LLC); provided that mmochi  LLC is not engaged in the Business.

(d)           The Consultant recognizes that the member of the members of the Zoo Group would suffer irreparable damage if the Consultant were to violate the provisions of this Section 4.  In the event the Consultant shall violate any of the terms or provisions of this Section 4, the Company and/or other members of the Zoo Group shall have, in addition to any and all remedies of law, the right to seek and obtain, without bond or notice, ex parte or after a hearing, an injunction, specific performance or other equitable relief to prevent the violation of the Consultant’s obligations hereunder and in connection therewith shall be entitled to collect all reasonable costs and expenses of suit, including, but not limited to, attorneys’ fees.

5.           Early Termination.

(a)The engagement of the Consultant shall terminate prior to the end of the Term upon the occurrence of any of the following events:

(i)the death of the Consultant;

(ii)the termination of Consultant’s engagement by the Company due to Consultant’s Disability pursuant to Section 5(b) hereof;

(iii)the termination of Consultant’s engagement by Consultant for Good Reason pursuant to Section 5(c) hereof;

(iv)the termination of Consultant’s engagement by the Company without Cause; or

(v)the termination of Consultant’s engagement by the Company for Cause pursuant to Section 5(e).

(b)Disability. If Consultant is unable to carry out his material duties pursuant to this Agreement for more than six (6) months in any twelve (12) consecutive month period by reason of the same or related physical or mental reasons (a “Disability”), the Company may terminate Consultant’s engagement for Disability upon thirty (30) days prior written notice (a “Notice of Disability Termination”).  Such termination shall not be effective if Consultant returns to performing his material duties within such thirty (30) day period.

(c)Termination for Good Reason. A Termination for Good Reason means a termination by Consultant by written notice (“Notice of Termination for Good Reason”, as defined in Section 7(d) herein) given within thirty (30) days after the occurrence of the Good Reason event. For purposes of this Consulting Agreement, “Good Reason” shall mean the occurrence or failure to cause the occurrence, as the case may be, without Consultant’s express written consent, of any of the following circumstances, unless such circumstances are fully corrected prior to the date of termination specified in the Notice of Termination for Good Reason: Any breach by the Company of any material provision of this Consulting Agreement which goes uncured for a period of ten (10) days after written notice is delivered to the Company; or the failure of any successor to assume the obligations of the Company hereunder in a signed writing delivered to Consultant upon the assignee becoming such successor.

(d) Notice of Termination for Good Reason. A Notice of Termination for Good.Reason shall mean a written notice that shall indicate the specific termination provision in Section 5(c) relied upon by Consultant, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination for Good Reason. The failure by Consultant to set forth in the Notice of Termination for Good Reason any facts or circumstances which contribute to the showing of Good Reason shall not waive any right of Consultant hereunder or preclude Consultant from asserting such fact or circumstance in enforcing his rights hereunder. The Notice of Termination for Good Reason shall provide for a date of termination not less than ten (10) nor more than sixty (60) days after the date such Notice of Termination for Good Reason is given.

(e)Cause. Subject to the notification provisions of Section 5(f) below, Consultant’s engagement hereunder may be terminated by the Company for Cause. For purposes of this Consulting Agreement, the term “Cause” shall mean:

(i)willful refusal by Consultant to perform the duties required of him hereunder (other than any such failure resulting from incapacity due to physical or mental illness or for reasons set forth in subsection (i) above) after a written demand for substantial performance is delivered to Consultant by the Company, specifically identifying the manner in which it is believed that Consultant has refused to attempt to perform his duties hereunder;

(ii)Consultant being convicted of a felony (other than a felony involving a motor vehicle) after the date of this Agreement; or Consultant’s dishonesty, misappropriation or fraud with regard to the Company (other than good faith expense reimbursement disputes).

 (f) Notice of Termination for Cause. A Notice of Termination for Cause shall mean a notice that shall indicate the specific termination provision in Section 5(e) relied upon by the Company and shall set forth in reasonable detail the facts and circumstances that provide for a basis for Termination for Cause. The failure by the Company to set forth in the Notice of Termination for Cause any facts or circumstances which contribute to the showing of Cause shall not waive any right of the Company hereunder or preclude the Company from asserting such fact or circumstance in enforcing its rights hereunder. The date of termination for a Termination for Cause shall be the date indicated in the Notice of Termination.

6. Consequences of Termination of Engagement.

(a)Death. If the Consultant’s engagement is terminated during the nt Term by reason of the Consultant’s death, the engagement period under this Consulting Agreement shall terminate as of the date of death without further obligations to the Consultant’s legal representatives under this Consulting Agreement except for: (i) any fees earned but not yet paid through the end of the month of the Consultant’s death; and (ii) any unreimbursed business expenses payable which amounts shall be promptly paid in a lump sum to Consultant’s estate.

(b) Disability.If Consultant’s engagement is terminated by reason of Consultant’s Disability, Consultant shall be entitled to receive, in addition to those items set forth in Paragraph 6(a) above, payments equaling the sum of Consultant’s fees for the twelve month period immediately prior to such termination.

(c) Termination by Consultant for Good Reason or Termination by the Company without Cause.  If (A) Consultant terminates his engagement hereunder for Good Reason during the Term, or (B) Consultant’s engagement with the Company is terminated by the Company without Cause, then Consultant shall be entitled to receive the consideration set forth in Section 6(c)(i) below.

(i)  a payment equaling the sum of Consultant’s fees for the twelve month period immediately prior to such termination payable in a lump sum within thirty days after such termination plus any unreimbursed business expenses, and

(ii) (A) full accelerated vesting of all outstanding options with the right to exercise such options continuing until the earlier of the (A) the option termination date set forth therein, or (B) the two (2) year anniversary of the date the Consultant’s engagement terminated; provided, however, if any Consultant of the Company is entitled to exercise his options after termination of engagement for more than two (2) years after the date of his engagement termination, Consultant may exercise his options for such longer period; and (B) those items set forth in Paragraph 6(a) above.

(d)Termination with Cause or Voluntary Resignation without Good Reason. If Consultant’s engagement hereunder is terminated (i) by the Company for Cause, or (ii) by Consultant without Good Reason, Consultant shall be entitled to receive only his fees through the date of termination, and any restricted stock and options due Consultant following such termination of engagement shall be determined in accordance with the plans of the Company.

The Company’s obligation to provide the any payments pursuant to Section 8 hereof is expressly conditioned upon the Consultant’s execution and delivery to the Company of a release agreement in the form attached hereto as Exhibit to Section 8(e).

(e)In the event of any termination of engagement under Sections 5(a)(i) through (iv) inclusive, Consultant shall be under no obligation to seek other engagements and there shall be no offset against any amounts due Consultant under this Consulting Agreement on account of any remuneration attributable to any subsequent engagements that Consultant may obtain. Any amounts due under Section 6 are in the nature of liquidated damages and are not in the nature of a penalty.

7.Independent Contractor.

(a)The Company and Consultant expressly agree and understand that Consultant is an independent contractor and nothing in this Agreement nor the nature of the services rendered hereunder is meant, or shall be construed in any way or manner, to create between them a relationship of employer and employee, principal and agent, partners or any other relationship other than that of independent parties contracting with each other solely for the purpose of carrying out the provisions of the Agreement.  Accordingly, Consultant acknowledges that he is not entitled to any Company benefits, including, but not limited to, health insurance, retirement plans or stock option plans.  Consultant is not the agent of the Company and is not authorized and shall not have the power or authority to bind the Company or incur any liability or obligation, or act on behalf of the Company.  At no time shall Consultant represent that he is an agent of the Company, or that any of the views, advice, statements and/or information that may be provided while performing the Services are those of the Company.

(b)While the Company is entitled to provide Consultant with general guidance to assist Consultant in completing the scope of work to the Company’s satisfaction, Consultant is ultimately responsible for directing and controlling the performance of the task and the scope of work, in accordance with the terms and conditions of this Agreement.  Consultant shall use his best efforts, energy and skill in his own name and in such manner as he sees fit.

8.Indemnification.  Consultant agrees to indemnify and hold the Company harmless from and against any and all claims, demands, liabilities, damages, costs, or expenses (including without limitation attorney’s fees, back wages, liquidated damages, penalties or interest) resulting from Consultant’s failure to collect, withhold, or pay any and all federal or state taxes required to be withheld or paid by employers or employers, including, without limitation, any and all income tax, social security, and F.U.T.A. taxes.

9.General.

(a)This Agreement does not create an obligation on the Company to continue to retain Consultant beyond this Agreement’s termination.  This Agreement may not be changed unless mutually agreed upon in writing by both Consultant and the Company’s President.  Sections 4, 7 and 8 shall survive the termination of this Agreement regardless of the manner of such termination.  Any waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision hereof.

(b)Consultant hereby agrees that each provision herein shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses herein.  Moreover, if one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity, subject or otherwise so as to be unenforceable at law, such provision or provisions shall be construed by the appropriate judicial body by limiting or reducing it or them, so as to be enforceable to the maximum extent compatible with the applicable law as it shall then appear.

(c)The Company shall have the right to assign this Agreement to its successors and assigns and this Agreement shall inure to the benefit of and be enforceable by said successors or assigns.  Consultant may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company’s President and this Agreement shall be binding upon Consultant’s heirs, executors, administrators and legal representatives.  This Agreement and all aspects of the relationship between the parties hereto shall be construed and enforced in accordance with and governed by the internal laws of the State of New York without regard to its conflict of laws provisions.

(d)This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein.  All other negotiations and agreements (written or oral) between the parties are superseded by this Agreement and there are no representations, warranties, understandings or agreements other than those expressly set forth herein.  The language of all parts of this Agreement will in all cases be construed as a whole in accordance with its fair meaning and not strictly for or against either party hereto.

(e)This Agreement may be executed in counterparts, which together shall comprise the entire Agreement. All counterparts shall be construed together and shall constitute one agreement.  This Agreement to the extent signed and delivered by means of a facsimile machine or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto, the other party hereto shall re-execute original forms hereof and deliver them to the other party.  No party to this Agreement shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or the internet as a defense to the formation of a contract and each such party forever waives any such defense.

IN WITNESS WHEREOF, the Company and the Consultant have each executed and delivered this Consulting Agreement effective as of the 1st day of April, 2010.

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Zoo Publishing, Inc.

/s/ Mark Seremet____________________
Name:  Mark Seremet
Title:CEO

/s/ Ryan A. Brant___________________
Ryan A. Brant